Exhibit 2

For Immediate Release

BioLineRx Announces $40 Million Non-Dilutive Debt
Financing Agreement with Kreos Capital

- Funds to be used to support aggressive commercial launch in the US for Motixafortide in stem cell mobilization, if approved -

Tel Aviv, Israel, September 15, 2022 – BioLineRx Ltd. (NASDAQ/TASE: BLRX), a pre-commercial-stage biopharmaceutical company focused on oncology, today announced that the Company has entered into a $40 million non-dilutive secured debt financing agreement with Kreos Capital, a leading provider of innovative and flexible debt solutions to equity-backed, pan-European and Israeli high-growth companies in the technology and healthcare sectors.

Per the terms of the agreement, the first tranche of $10 million was made available to BioLineRx upon execution of the definitive agreement, subject to customary conditions to closing. The remaining $30 million will be made available in two additional tranches subject to the achievement of pre-specified milestones. The tranches are available for drawdown at BioLineRx’s discretion at various time points through October 1, 2024.

Each tranche carries a pre-defined interest-only payment period, followed by a loan principal amortization period of up to 36 months subsequent to the interest-only period. The interest-only periods are subject to possible extension based on certain pre-defined milestones. Borrowings under the financing will bear interest at a fixed rate of 9.5% per annum (~11.0%, including associated cash fees). In addition, Kreos will be entitled to mid-to-high single-digit royalties on Motixafortide sales, up to a pre-defined cap. No warrants were issued by BioLineRx in connection with this financing.

BioLineRx intends to use the available funds from this agreement, together with cash on-hand, to support an aggressive commercial launch for Motixafortide in autologous stem cell mobilization for multiple myeloma patients, if approved, while it continues to evaluate U.S. commercialization strategies. BioLineRx recently submitted a New Drug Application (NDA) to the US Food and Drug Administration (FDA) seeking marketing approval for this underserved hematology/oncology indication.

“We are very pleased to have the support of Kreos Capital, a well-known and highly regarded healthcare investor, as we prepare to transition to a commercial stage company next year,” stated Philip Serlin, Chief Executive Officer of BioLineRx. “Kreos has been a very supportive partner in the past, having assisted with critical debt financing in 2018 as we further increased our stake in, and commitment to, the development of Motixafortide. Having successfully satisfied that obligation, we are fortunate to again be working with a team that is already very familiar with our Company and our lead program.”

“Access to this non-dilutive funding, at terms that we believe are favorable to the Company, allows us to prepare for a robust launch of Motixafortide, if approved, while we continue to evaluate different U.S. commercialization alternatives. This will help ensure that multiple myeloma patients across the U.S. have broad access to this new and highly effective mobilization agent as quickly as possible,” Mr. Serlin concluded.

“At Kreos, we have established a track record of investing in therapeutics companies that drive true innovation, and we believe Motixafortide, if approved, has the potential to quickly become the standard of care in stem cell mobilization for the benefit of providers, patients and payers,” stated Chris Church, Principal at Kreos. “We look forward to working closely with BioLineRx as it works toward achieving its regulatory and post-launch commercial goals.”

As of June 30, 2022, BioLineRx reported cash and cash equivalents of $43.2 million.

About BioLineRx
BioLineRx Ltd. (NASDAQ/TASE: BLRX) is a pre-commercial-stage biopharmaceutical company focused on oncology. The Company's lead program, Motixafortide (BL-8040), is a cancer therapy platform that was successfully evaluated in a Phase 3 study in stem cell mobilization for autologous bone-marrow transplantation, has reported positive results from a pre-planned pharmacoeconomic study in the US, has successfully completed a pre-NDA meeting with the FDA, and has completed an NDA submission. Motixafortide was also successfully evaluated in a Phase 2a study for the treatment of pancreatic cancer (PDAC) in combination with KEYTRUDA® and chemotherapy and is currently being studied in combination with LIBTAYO® and chemotherapy as a first-line PDAC therapy. A randomized Phase 2b study with 200 patients in combination with PD1 and chemotherapy as a first-line PDAC therapy will initiate in 2023.

BioLineRx is also developing a second oncology program, AGI-134, an immunotherapy treatment for multiple solid tumors that is currently being investigated in a Phase 1/2a study.

For additional information on BioLineRx, please visit the Company's website at www.biolinerx.com, where you can review the Company's SEC filings, press releases, announcements and events.

About Kreos Capital
Kreos Capital is a leading growth debt provider in Europe and Israel, backing high-growth companies through every stage of their life cycle. Kreos targets investments in all areas of the Technology and Healthcare sectors and, to date, has committed €4.2 billion in more than 700 portfolio company transactions, across 18 countries. With over €2.0 billion in current funds under management, Kreos can invest between €2 million and €100 million per transaction in both public and private companies across all stages.

Various statements in this release concerning BioLineRx's future expectations constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," and "would," and describe opinions about future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause BioLineRx's actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the initiation, timing, progress and results of BioLineRx's preclinical studies, clinical trials and other therapeutic candidate development efforts; BioLineRx's ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; BioLineRx's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of BioLineRx's therapeutic candidates; BioLineRx's ability to establish and maintain corporate collaborations; BioLineRx's ability to integrate new therapeutic candidates and new personnel; the interpretation of the properties and characteristics of BioLineRx's therapeutic candidates and of the results obtained with its therapeutic candidates in preclinical studies or clinical trials; the implementation of BioLineRx's business model and strategic plans for its business and therapeutic candidates; the scope of protection BioLineRx is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; estimates of BioLineRx's expenses, future revenues, capital requirements and its needs for and ability to access sufficient additional financing; risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere; competitive companies, technologies and BioLineRx's industry; statements as to the impact of the political and security situation in Israel on BioLineRx's business; and the impact of the COVID-19 pandemic and the Russian invasion of Ukraine, which may exacerbate the magnitude of the factors discussed above. These and other factors are more fully discussed in the "Risk Factors" section of BioLineRx's most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 16, 2022. In addition, any forward-looking statements represent BioLineRx's views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contact:
Tim McCarthy
LifeSci Advisors, LLC
+1-212-915-2564
tim@lifesciadvisors.com

or

Moran Meir
LifeSci Advisors, LLC
+972-54-476-4945
moran@lifesciadvisors.com